Biomass Secure Power Inc. Announces

Resignation of Len Klassen

Abbotsford, British Columbia, February 2, 2011 - Biomass Secure Power Inc. (Pink Sheets: “BMSPF”) (the “Company”) today announces the resignation of Len Klassen on December 17, 2010, as a director of the Company.

The Company would like to thank Mr. Klassen for his contribution to the Company and wishes him success in his future endeavors.

BIOMASS SECURE POWER INC.

“Jim Carroll”
Jim Carroll
President and Chief Executive Officer